

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Pierre-Olivier Beckers
President and Chief Executive Officer
Delhaize Group
Square Marie Curie 40
1070 Brussels, Belgium

    Re: **Delhaize Group**
         Form 20-F for the Fiscal Year Ended December 31, 2009
         Filed June 28, 2010
         File No. 333-13302

Dear Mr. Beckers:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

    cc: Stéfan Descheemaeker